

20008323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66462

8 - 66293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/19_____ AND ENDING _____12/31/19_____
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNS SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Old Perrin Road   Suite 101
_____
(No. and Street)

Sherman   Texas   75092
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry   214-360-9822
_____
                                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
_____
(Name – if individual, state last, first, middle name)

325 N. St. Paul St., Ste 3100   Dallas   TX   75201
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Chris Sifuentes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __CNS Securities, LLC_____, as of __December 31__, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KAREN SUE STERLING
Notary ID # 2210208
My Commission Expires
October 12, 2020

Signature

Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Sole Member of
CNS Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CNS Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201   www.hartgravesllc.com   (214) 738-1998
admin@hartgravesllc.com

conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
February 27, 2020

CNS SECURITIES, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 21,758
Commissions receivable	2,448
Investment in marketable securities	11,381
Prepaid expenses	3,606
TOTAL ASSETS	**$ 39,193**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,714
Payroll liabilities	1,289
TOTAL LIABILITIES	**3,003**

MEMBER'S EQUITY

Member's equity	36,190
TOTAL MEMBER'S EQUITY	**36,190**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 39,193**

The accompanying notes are an integral part of these financial statements.

Revenues

Commissions earned	$ 137,606
Distribution fees	104,539
Gain (loss) on investments	2,272
Interest income	91
Total Revenues	244,508

Expenses

Employee compensation and related costs	194,392
Professional Fees	14,170
Occupancy	12,000
Regulatory Fees	4,918
Insurance expense	3,697
Marketing expense	3,250
Communications	2,400
Other expenses	10,142
Total Expenses	244,969
Net loss before income tax expense	(461)
Income tax expense	-
Net Loss	$ (461)

The accompanying notes are an integral part of these financial statements.

CNS SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Total Member's Equity
Balances at January 1, 2019	$ 36,651
Net loss	(461)
Balances at December 31, 2019	$ 36,190

The accompanying notes are an integral part of these financial statements.

CNS SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows From Operating Activities:

Net Loss	$ (461)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
Increase in commissions receivable	(1,481)
Increase in marketable securities	(7,271)
Decrease in prepaid expenses	106
Increase in accounts payable	17
Decrease in accrued expenses	(88)
Net cash used in Operating Activities	(9,178)

Cash Flows From Investing Activities:

Net cash provided in Investing Activities	-
Net increase in cash and cash equivalents	(9,178)
Cash and cash equivalents at beginning of year	30,936
Cash and cash equivalents at end of year	$ 21,758

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 1,020

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

CNS Securities, LLC (the Company) was formed as a Texas Limited Liability Company in June 2003. Mr. Chris Sifuentes of Plano, TX is the sole member. In June 2004, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Sherman, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides exemption to firms whose business is limited to mutual funds and/or variable insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

Revenue Recognition

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No brokerage commissions were earned in the current year.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered. No miscellaneous fees were earned in the current year.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

8

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; One business relationships accounted for 78% of revenue for the year ended December 31, 2019.

Leases

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect this ASU to have a material impact on its financial statements. The Company had no lease agreements during 2019

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of

NOTE B – NET CAPITAL REQUIREMENTS, continued

December 31, 2019, The Company had net capital of $30,772 which was $25,772 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .10 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE D – FAIR VALUE

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are

NOTE D – FAIR VALUE, continued

deemed to be Level 1 and Level 2 investments at December 31, 2019, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at December 31, 2019. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Investments in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
Mutual Funds	$ 11,381	$ 11,381	$ --	$ --
Totals	$ 11,381	$ 11,381	$ --	$ --

There were no transfers between Levels 1, 2, or 3 during the year.

NOTE E – PREPAID EXPENSES

The amount, $3,606, is comprised of an advance payment to a regulatory agency.

NOTE F – ACCRUED LIABILITIES

The accrued liability is made of amounts due to payroll liabilities, $1,289.

NOTE G – ACCOUNTS PAYABLE

The amount, $1,714, is commissions payable to registered representatives.

NOTE H – RELATED PARTY TRANSACTIONS

The Company leases office space from its member, Chris Sifuentes. The office space is shared by CNS Securities, Inc. and CNS Securities Insurance Services, LLC, an affiliated company which is commonly owned by the member. During the year payments of $14,400 were made to Mr. Sifuentes for occupancy and communications reimbursement. Also, a director's fee of $5,000 was paid to Mr. Sifuentes during the year.

NOTE I – RENT

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2019 was $12,000 for the year.

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total Member's equity qualified for net capital	$	36,190
Deductions / charges		
Non-allowable assets:		
Prepaid expenses		3,606
Total deductions / charges		3,606
Net Capital before haircuts on securities positions		32,585
Haircuts on securities:		
Money market funds		1,813
Net Capital	$	30,772
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,714
Payroll liabilities		1,289
Total aggregate indebtedness	$	3,003
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	25,772
Ratio of aggregate indebtedness to net capital		.10 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2019 Focus IIA Report	30,772
No adjustments	
Net Capital per 12/31/2019 audit	30,772

See accompanying report of independent registered public accounting firm.

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2019

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Sole Member of
CNS Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) CNS Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which CNS Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) CNS Securities, LLC stated that CNS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CNS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 27, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com



CNS Securities, LLC Exemption Report

CNS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): The Company is exempt from the Customer Proteciton Rule under Paragraph (k)(1) as the Company's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Transactions as broker (agent) are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chris Sifuentes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Chris Sifuentes, President
February 24, 2020

CNS Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2019
(With Reports of Independent Registered Public Accounting Firm Thereon)

CNS SECURITIES, LLC
December 31, 2019

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